

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2016

Miguel Penella
Chief Executive Officer
RLJ Entertainment, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, MD 20910

> **Re:** **RLJ Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 29, 2016**
> **File No. 001-35675**

Dear Mr. Penella:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey E. Jordan
        Arent Fox LLP